September 29, 2009

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.

Form 10-Q for Period Ended

June 30, 2009

File No. 1-33551

Mr. John Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549

Dear Mr. Hartz:

On behalf of The Blackstone Group L.P., we are responding to your letter, dated September 15, 2009, regarding our Form 10-Q for period ended June 30, 2009.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that any references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-Q.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	In your analysis of performance fees on page 48 you note that the increase was “principally driven by positive performance in one of our private equity investment funds”. We also note references to performance in “certain funds” or other individual funds elsewhere in your analysis. As you know, in our letter dated October 31, 2008, we asked you to consider providing fund performance information in your disclosures. In your response dated December 5, 2008, you stated that such information is not a meaningful measurement of your results of operations. In order for us to better understand this view, and the factors that have impacted your results of operations, we respectfully request that you provide us with certain supplemental information as indicated in the comments that follow below.

We are pleased to provide the information that you have requested, as detailed in our responses below.

The Blackstone Group® L.P. 345 Park Avenue New York, NY 10154 212 583-5000

Mr. John Hartz

September 29, 2009

2.	In your response letter dated May 21, 2007 (pursuant to your registration statement on Form S-1), you provided us with a listing of all of your funds. Please provide us with such a list as of June 30, 2009. Please indicate whether or not each fund is consolidated in your financial statements as of that date. Please include an additional column that presents the assets under management (AUM) by fund.

The referenced listing included as our response to comment 11 in our May 21, 2007 response letter to the Staff was a legal entity list of variable interest and voting interest entities, not a listing of all our funds. Our funds, most of which are unconsolidated, can typically be comprised of hundreds of legal entities. As requested, our responses to comments 2 through 6 have been prepared on a fund level basis, which we believe is a more meaningful presentation for the following reasons:

(a)	Limited Partners commit capital to a fund, not to an individual alternative investment vehicle or legal entity.

(b)	Additional legal entities for a given fund are established for a variety of different reasons, such as to meet the ERISA plan fiduciary provisions, uniquely applicable to some investors.

(c)	Management and performance fees, by contrast, are calculated on a fund level basis which takes into account the investments held by all the legal entities which comprise a particular fund.

A table presenting the assets under management (“AUM”) of each of our funds, by segment, has been provided to the Staff under separate cover.

3.	Please tell us whether the fair value of any individual fund represented more than 5% of segment AUM at any year-end for the three years ended December 31, 2008, or as of June 30, 2009.

The information requested by the Staff has been provided under separate cover.

4.	Please tell us whether any of the following measures, either separately or combined, for any individual fund, has impacted the segment Economic Net Income (Loss) of any segment, by more than 5% in any of the three years ended December 31, 2008, or in the six month period ended June 30, 2009:

•	Management and advisory fees earned;

•	Gross performance fees and allocations;

•	Gross reversals of performance fees and allocations; and

•	Investment income (loss).

The information requested by the Staff has been provided under separate cover.

Mr. John Hartz

September 29, 2009

5.	Please tell us whether any of the following measures, for any individual fund, was greater than 5% of beginning or ending segment AUM in any of the three years ended December 31, 2008, or in the six month period ended June 30, 2009:

•	Inflows (contributions and increases in available capital);

•	Outflows (redemptions, dispositions and decreases in available capital); and

•	Market appreciation depreciation.

The information requested by the Staff has been provided under separate cover.

6.	For each of your funds that met the criteria described in comments three, four or five by more than 5%, please provide us with the following for any period(s) specified:

•	Identify the investment fund;

•	Identify and describe the underlying investments in the fund;

•	Identify the above criteria and reporting period(s) in which the specified criteria was met;

•	Quantify each of the above criteria for each of the three years ended December 31, 2008 and the six months ended June 30, 2009;

•	Provide us with the annual returns and the returns from inception to date for each fund, for each of the three years ended December 31, 2008 and the six months ended June 30, 2009; and

•	Provide us with enhanced narrative analysis discussing any material activity in each of those funds, for each of the three years ended December 31, 2008 and the six months ended June 30, 2009.

The information requested by the Staff has been provided under separate cover.

* * *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Hartz

September 29, 2009

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission

Ms. Lisa Haynes, Staff Accountant